FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of January 2006

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                      No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Attached to this report is a copy of an English translation of a press release dated January 12, 2006 filed by the registrant in Venezuela.

This report may contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

CANTV TO APPEAL THE DECISION OF CONATEL TO IMPOSE

PENALTY TAXES AND INTEREST

CARACAS: January 12, 2006: CANTV announced today that it plans to file a formal appeal to the decision by the Comision Nacional de Telecomunicaciones of Venezuela, or Conatel, to impose certain uncancelled taxes, fines and penalty interest on CANTV and its affiliates.

In a recent press release, the Public Affairs and Communications General Management Office of Cantv announced that in December 2004, Conatel informed CANTV that certain positions taken, and information contained, in its tax filings were incorrect. Cantv does not agree with CONATEL’s determinations and tax assessment and plans to file a formal judicial appeal of this matter and present arguments and evidence in its defense within the twenty-five (25) day appeal period that began yesterday.

Cantv believes that it has complied in all material respects with all its tax payment obligations in accordance with applicable tax laws and regulations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: January 13, 2006